UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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 FORM 8-A
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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

IEC Electronics Corp.
(Exact name of registrant as specified in its charter)

Delaware	13-3458955
(State or incorporation or organization)	(IRS Employer Identification No.)

105 Norton Street Newark, New York	14513
(Address of principal executive offices)	(Zip Code)
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Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A file number to which this form relates:         (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

IEC Electronics Corp. (the “Registrant”) is filing this registration statement on Form 8-A with the Securities and Exchange Commission (the “SEC”) in connection with the transfer of listing of the Registrant’s shares of common stock, $0.01 par value per share (the “Common Stock”), from the NYSE American to The Nasdaq Stock Market LLC. The transfer of listing of the Common Stock is to occur at the opening of trading on January 2, 2020.

Item 1.          Description of Registrant’s Securities to be Registered.

The following description of the Common Stock is not complete and is qualified by reference to the Registrant’s amended and restated certificate of incorporation, as further amended (the “Certificate of Incorporation”), and by-laws, as amended (the “By-laws”). The Certificate of Incorporation authorizes the Registrant to issue 50,500,000 shares of capital stock, divided into two classes: 50,000,000 shares of Common Stock; and 500,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”).

The Common Stock has one vote per share. The holders of Common Stock are entitled to vote on all matters to be voted on by stockholders. Stockholders are not entitled to cumulative voting rights. Directors are elected by a plurality vote of the shares represented in person or by proxy. The affirmative vote of two-thirds of the outstanding stock entitled to vote thereon is required to authorize the merger, consolidation or sale of all or substantially all of the assets of the Registrant. All other actions by stockholders will be approved by a majority of votes cast except as otherwise required by law.

The holders of Common Stock have no preemptive rights to purchase or subscribe for any stock of the Registrant currently authorized, or to be authorized in the future, or for securities convertible into such stock. Holders of Common Stock have no rights to convert their Common Stock into any other securities, and there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

Upon any liquidation of the Registrant, the holders of Common Stock are entitled to share ratably in assets available for distribution to stockholders after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Registrant’s board of directors may from time to time determine.

The Registrant’s board of directors has authority, without further action by the stockholders, to issue up to 500,000 shares of Preferred Stock in one or more series. The board of directors has the authority to determine the terms of each series of Preferred Stock, within the limits of the Certificate of Incorporation and the laws of the state of Delaware. These terms include the number of shares in a series, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights. The issuance of any Preferred Stock may negatively affect the holders of Common Stock. These possible negative effects include diluting the voting power of shares of Common Stock and affecting the market price of the Common Stock.

Anti-Takeover Effect of Provisions of the Certificate of Incorporation and By-laws. The Certificate of Incorporation and By-laws contain certain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the securities held by stockholders.

Preferred Stock. The Registrant believes that the availability of the Preferred Stock under the Certificate of Incorporation provides the Registrant with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance allows the Registrant to issue shares of Preferred Stock without the expense and delay of a special stockholders’ meeting. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the stockholders, unless action is required by applicable law or the rules of any stock exchange on which the securities may be listed. The board of directors has the power, subject to applicable law, to issue series of Preferred Stock that could, depending on the terms of the series, impede the completion of a merger, tender offer, or other takeover attempt that some, or a majority, of the stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then-prevailing market price of the stock.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. The By-laws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders and specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed.

Super-majority Voting for Certain Corporate Actions. The affirmative vote of two-thirds of the outstanding stock entitled to vote thereon is required to authorize the merger, consolidation or sale of all or substantially all of the assets of the Registrant.

Amendment of By-laws. The By-laws grant the board of directors the power to adopt, amend or repeal the By-laws, except as otherwise set forth therein, and the board of directors could exercise this power under such circumstances and conditions as to impede a change in control.

Item 2.          Exhibits.

In accordance with the “Instructions as to Exhibits” with respect to Form 8-A, no exhibits are required to be filed as part of this registration statement because no other securities of the Registrant are registered on The Nasdaq Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

IEC Electronics Corp.

Date:	December 31, 2019	By:	/s/ Jeffrey T. Schlarbaum
Jeffrey T. Schlarbaum
President & Chief Executive Officer